[Letterhead of Sutherland Asbill & Brennan LLP]

December 18, 2015

VIA EDGAR

Amy W. Miller, Esq.

Senior Counsel

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:                             New Mountain Finance Corporation - Registration Statement on Form N-2

Filed on December 18, 2015

Dear Ms. Miller:

On behalf of New Mountain Finance Corporation (the “Company”), we hereby respectfully request that the staff of the Securities and Exchange Commission (the “Commission”) afford the Company’s shelf registration statement on Form N-2, filed with the Commission on December 18, 2015 (the “Registration Statement”), a selective review in accordance with Securities Act Release No. 6510 (February 15, 1984).

The disclosure contained in the Registration Statement contains no material changes from the disclosure included in the Company’s shelf registration statement on Form N-2 (File No. 333-203676) (the “Prior Registration Statement”), initially filed with the Commission on April 27, 2015 and declared effective, as amended, on June 4, 2015, except for (i) revisions reflecting material developments relating to the Company since the effective date of the Prior Registration Statement and (ii) the inclusion of unaudited financial statements and related financial data for the period ended September 30, 2015, together with disclosure relating thereto.

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If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0523, or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Lisa A. Morgan
Lisa A. Morgan

cc:                                Steven B. Boehm